Exhibit 23.4

May 23, 2024

Zhongchao Inc.

Nanxi Creative Center, Suite 216

841 Yan’an Middle Road

Jing’An District, Shanghai, China 200040

Dear Sir/Madam:

We consent to the reference to our firm in the registration statement of Zhongchao Inc. on Form F-3 (together with any future amendments or supplements thereto, the “Registration Statement”), which is filed with the U.S. Securities and Exchange Commission on the date hereof. We also consent to the filing of this consent letter with the U.S. Securities and Exchange Commission as an exhibit to the Registration Statement.

In giving such consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, or under the Securities Exchange Act of 1934, in each case, as amended, or the regulations promulgated thereunder.

Very truly yours,

/s/ Han Kun Law Offices

Han Kun Law Offices